Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.





Our Ref: LB/CS/24/3

Your Ref: 82-2782

3 March 2008

Dear Sirs

RE: Stock Exchange Announcement(s)

Please find enclosed copies of the following stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Scheme of Arrangement – Court Sanction of the Scheme of Arrangement.
- Notification of Interest of Directors of Kelda Group plc
- Notice of temporary suspension of listing from the official list.
- Scheme of Arrangement - Court confirmation of Capital Reductions
- Schemes of Arrangement – Become effective
- Scheme of Arrangement – Delisting of Kelda B Shares
- Scheme of Arrangement – Information for holders of bonds issued by members of the Kelda Group.
- Scheme of arrangement – Delisting of Kelda Ordinary Shares

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

Kelda Group PLC - Delisting of Ordinary Shares

Kelda Group PLC
12 February 2008

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

12 February 2008

Recommended Proposals for the acquisition of Kelda Group plc ('Kelda') by Saltaire Water Limited ('Saltaire Water')

Delisting of Kelda Ordinary Shares

Following an application by Kelda to the UK Listing Authority, the listing of Kelda Ordinary Shares on the Official List was cancelled and consequently Kelda Ordinary Shares ceased to be admitted to trading on the London Stock Exchange, both with effect from 8.00 a.m. (London time) this morning.

Capitalised terms used in this announcement but not defined herein shall have the meaning given to them in the Scheme Document dated 20 December 2007.

Enquiries:

Citi (Joint Financial Adviser and Corporate Broker to Saltaire Water) 020 7986 4000

Simon Lindsay
Grant Kernaghan
David James (Corporate Broking)

Lexicon Partners (Joint Financial Adviser to Saltaire Water) 020 7653 6000

Read Gomm
Hichem Zebidi
Nico Master

HSBC (Joint Financial Adviser to Saltaire Water) 020 7991 8888

Neil Goldie-Scot

Financial Dynamics (PR Adviser to Saltaire Water) 020 7831 3113
Andrew Dowler
Richard Mountain
Marc Cohen

Kelda Group plc 01274 600 111

Kevin Whiteman
Martin Towers

Greenhill & Co. (Joint Financial Adviser to Kelda) 020 7198 7400

James Lupton
Richard Morse
Charles Barlow

Merrill Lynch (Joint Financial Adviser to Kelda) 020 7628 1000

Richard Taylor
Karl Lim
Elliot Richmond

JPMorgan Cazenove (Corporate Broker to Kelda) 020 7588 2828

John Paynter
Robert Constant

Tulchan (PR Adviser to Kelda) 020 7353 4200

Peter Hewer
Dominic Fry

If Kelda Shareholders have any questions relating to the Proposals, please telephone Capita Registrars on the Shareholder helpline on 0871 664 0435 (or, if calling from outside the UK, on +44 20 8639 3317) in each case between 9.00 a.m. and 5.00 p.m. Monday to Friday (except UK public holidays). Calls to the 0871 664 0435 number cost 10 pence per minute (including VAT) plus your service provider's network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Capita Registrars cannot provide advice on the merits of the Proposals nor give any financial, legal or tax advice.

This announcement is not intended to and does not constitute an offer or invitation to sell or purchase any securities or the solicitation of an offer to buy any securities pursuant to the Proposals or otherwise. The Proposals are made solely by means of the Scheme Document, which contains the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Shareholders are advised to read the formal documentation in relation to the Proposals carefully.

Citi, Lexicon Partners and HSBC, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Saltaire Water and no-one else in connection with the Proposals and will not be responsible to anyone other than Saltaire Water for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

Greenhill & Co., Merrill Lynch and JPMorgan Cazenove, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Kelda and no-one else in connection with the Proposals and will not be responsible to anyone other than Kelda for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Saltaire Water may purchase Shares otherwise than under the Proposals, such as in the open market or privately negotiated purchases. Such purchases may be made either directly or through a broker and such purchases shall comply with the applicable laws of England, as well as the rules of the United Kingdom Listing Authority, the London Stock Exchange and the City Code. Information about such purchases will be available from a Regulatory Information Service.

The Loan Notes to be issued in connection with the Proposals have not been, nor will they be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States of America and will not be listed on any stock exchange. Further, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States of America, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States of America, Canada, Australia or Japan. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined that this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Notice to US investors in Kelda

The Proposals relate to the shares of a UK company, are subject to UK disclosure requirements (which are different from those of the US) and are proposed to be made by means of two schemes of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in the UK and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Saltaire Water exercises its right to implement the Proposals by way of a takeover offer, the takeover offer will be made in compliance with applicable US laws and regulations.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Proposals; (b) passed upon the merits or fairness of the Proposals; or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offence in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of ' relevant securities' of Kelda, all 'dealings' in any 'relevant securities' of Kelda (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Ordinary Scheme lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends (or, if Saltaire Water elects to effect the Ordinary Scheme Proposals by way of a takeover offer, until the date on which any such offer for the ordinary share capital of Kelda becomes or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of Kelda by Saltaire Water or Kelda, or by any of their respective ' associates', must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Scheme of Arrangement
Released	17:35 08-Feb-08
Number	PRNUK-0802

Recommended Proposals for the acquisition of Kelda Group plc ('Kelda') by Saltaire Water Limited ('Saltaire Water')

Information for holders of bonds issued by members of the Kelda group

Earlier today, the Board of Saltaire Water and the Board of Kelda announced that the Schemes of Arrangement to effect the recommended Proposals by which all of the issued and to be issued share capital of Kelda will be acquired by Saltaire Water have now become effective in accordance with their terms.

The change of control has no direct impact on any of the terms and conditions of the outstanding bonds issued by members of the Kelda group. All such bonds are and continue to be guaranteed by Yorkshire Water Services Limited. Fitch Ratings have maintained the bonds' ratings at A-, on Rating Watch Negative. Moody's Investor Service have reduced the ratings by one notch from A2 to A3, on review for possible downgrade. Standard and Poor's placed the bonds on CreditWatch Negative on 23 November 2007 with a rating of A-.

Saltaire Water, together with existing management, will be reviewing alternative financing structures in the course of the next few months. Saltaire Water considers bondholders to be important stakeholders of the Kelda group and expects to invite discussions with bondholders in due course should any major financial restructuring be proposed. Saltaire Water and Kelda will continue to keep the Ratings Agencies and OFWAT informed of all progress and relevant developments.

Enquiries; Ian Leece, Kelda Group plc. 01274 804 106

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Scheme of arrangement
Released	08:39 08-Feb-08
Number	5964N

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

8 February 2008

Recommended Proposals for the acquisition of Kelda Group plc ("Kelda") by Saltaire Water Limited ("Saltaire Water")

Delisting of Kelda B Shares

Following an application by Kelda to the UK Listing Authority, the listing of Kelda B Shares on the Official List was cancelled and consequently Kelda B Shares ceased to be admitted to trading on the London Stock Exchange, both with effect from 8.00 a.m. (London time) this morning.

An application has been made to the UK Listing Authority requesting the cancellation of the listing of Kelda Ordinary Shares on the Official List as well as trading of Kelda Ordinary Shares on the London Stock Exchange. Cancellation is expected to take place at 8.00 a.m. on 12 February 2008.

Capitalised terms used in this announcement but not defined herein shall have the meaning given to them in the Scheme Document dated 20 December 2007.

Enquiries:

Citi (Joint Financial Adviser and Corporate Broker to Saltaire Water) **020 7986 4000**
Simon Lindsay
Grant Kernaghan
David James (Corporate Broking)

Lexicon Partners (Joint Financial Adviser to Saltaire Water) **020 7653 6000**
Read Gomm
Hichem Zebidi
Nico Master

HSBC (Joint Financial Adviser to Saltaire Water) **020 7991 8888**
Neil Goldie-Scot

Financial Dynamics (PR Adviser to Saltaire Water) **020 7831 3113**
Andrew Dowler
Richard Mountain
Marc Cohen

Kelda Group plc **01274 600 111**
Kevin Whiteman
Martin Towers

Greenhill & Co. (Joint Financial Adviser to Kelda) **020 7198 7400**
James Lupton
Richard Morse
Charles Barlow

Merrill Lynch (Joint Financial Adviser to Kelda) **020 7628 1000**
Richard Taylor

Karl Lim
Elliot Richmond

JPMorgan Cazenove (Corporate Broker to Kelda) **020 7588 2828**
John Paynter
Robert Constant

Tulchan (PR Adviser to Kelda) **020 7353 4200**
Peter Hewer
Dominic Fry

If Kelda Shareholders have any questions relating to the Proposals, please telephone Capita Registrars on the Shareholder helpline on 0871 664 0435 (or, if calling from outside the UK, on +44 20 8639 3317) in each case between 9.00 a.m. and 5.00 p.m. Monday to Friday (except UK public holidays). Calls to the 0871 664 0435 number cost 10 pence per minute (including VAT) plus your service provider's network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Capita Registrars cannot provide advice on the merits of the Proposals nor give any financial, legal or tax advice.

This announcement is not intended to and does not constitute an offer or invitation to sell or purchase any securities or the solicitation of an offer to buy any securities pursuant to the Proposals or otherwise. The Proposals are made solely by means of the Scheme Document, which contains the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Shareholders are advised to read the formal documentation in relation to the Proposals carefully.

Citi, Lexicon Partners and HSBC, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Saltaire Water and no-one else in connection with the Proposals and will not be responsible to anyone other than Saltaire Water for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

Greenhill & Co., Merrill Lynch and JPMorgan Cazenove, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Kelda and no-one else in connection with the Proposals and will not be responsible to anyone other than Kelda for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Saltaire Water may purchase Shares otherwise than under the Proposals, such as in the open market or privately negotiated purchases. Such purchases may be made either directly or through a broker and such purchases shall comply with the applicable laws of England, as well as the rules of the United Kingdom Listing Authority, the London Stock Exchange and the City Code. Information about such purchases will be available from a Regulatory Information Service.

The Loan Notes to be issued in connection with the Proposals have not been, nor will they be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States of America and will not be listed on any stock exchange. Further, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States of America, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States of America, Canada, Australia or Japan. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined that this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Notice to US investors in Kelda

The Proposals relate to the shares of a UK company, are subject to UK disclosure requirements (which are different from those of the US) and are proposed to be made by means of two schemes of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in the UK and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Saltaire Water exercises its right to implement the Proposals by way of a takeover offer, the takeover offer will be made in compliance with applicable US laws and regulations.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Proposals; (b) passed upon the merits or fairness of the Proposals; or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offence in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Kelda, all "dealings" in any "relevant securities" of Kelda (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Ordinary Scheme lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or, if Saltaire Water elects to effect the Ordinary Scheme Proposals by way of a takeover offer, until the date on which any such offer for the ordinary share capital of Kelda becomes or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Kelda by Saltaire Water or Kelda, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END

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Regulatory Announcement

Go to market news section



Company	Kelda Group PLC
TIDM	KEL
Headline	Scheme of arrangement
Released	08:02 08-Feb-08
Number	5943N

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

8 February 2008

Recommended Proposals for the acquisition of Kelda Group plc ("Kelda") by Saltaire Water Limited ("Saltaire Water")

Schemes of Arrangement become effective

The Board of Saltaire Water and the Board of Kelda are pleased to announce that the Schemes of Arrangement to effect the recommended Proposals by which all of the issued and to be issued share capital of Kelda will be acquired by Saltaire Water have now become effective in accordance with their terms.

An application has been made to the UK Listing Authority requesting the cancellation of the listing of both Kelda Ordinary Shares and B Shares on the Official List as well as trading of Kelda Ordinary Shares and B Shares on the London Stock Exchange. Cancellation is expected to take place at 8.00 a.m. today for the B Shares and at 8.00 a.m. on 12 February 2008 for the Ordinary Shares.

The cash consideration, and the issue of certificates in respect of the Loan Notes under the Loan Note Alternative, are expected to be dispatched on or prior to 22 February 2008.

Capitalised terms used in this announcement but not defined herein shall have the meaning given to them in the Scheme Document dated 20 December 2007.

Enquiries:

Citi (Joint Financial Adviser and Corporate Broker to Saltaire Water) — **020 7986 4000**
Simon Lindsay
Grant Kernaghan
David James (Corporate Broking)

Lexicon Partners (Joint Financial Adviser to Saltaire Water) — **020 7653 6000**
Read Gomm
Hichem Zebidi
Nico Master

HSBC (Joint Financial Adviser to Saltaire Water) — **020 7991 8888**
Neil Goldie-Scot

Financial Dynamics (PR Adviser to Saltaire Water) — **020 7831 3113**
Andrew Dowler
Richard Mountain
Marc Cohen

Kelda Group plc — **01274 600 111**
Kevin Whiteman
Martin Towers

Greenhill & Co. (Joint Financial Adviser to Kelda) — **020 7198 7400**
James Lupton
Richard Morse

Charles Barlow

Merrill Lynch (Joint Financial Adviser to Kelda) 020 7628 1000
Richard Taylor
Karl Lim
Elliot Richmond

JPMorgan Cazenove (Corporate Broker to Kelda) 020 7588 2828
John Paynter
Robert Constant

Tulchan (PR Adviser to Kelda) 020 7353 4200
Peter Hewer
Dominic Fry

If Kelda Shareholders have any questions relating to the Proposals, please telephone Capita Registrars on the Shareholder helpline on 0871 664 0435 (or, if calling from outside the UK, on +44 20 8639 3317) in each case between 9.00 a.m. and 5.00 p.m. Monday to Friday (except UK public holidays). Calls to the 0871 664 0435 number cost 10 pence per minute (including VAT) plus your service provider's network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Capita Registrars cannot provide advice on the merits of the Proposals nor give any financial, legal or tax advice.

This announcement is not intended to and does not constitute an offer or invitation to sell or purchase any securities or the solicitation of an offer to buy any securities pursuant to the Proposals or otherwise. The Proposals are made solely by means of the Scheme Document, which contains the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Shareholders are advised to read the formal documentation in relation to the Proposals carefully.

Citi, Lexicon Partners and HSBC, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Saltaire Water and no-one else in connection with the Proposals and will not be responsible to anyone other than Saltaire Water for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

Greenhill & Co., Merrill Lynch and JPMorgan Cazenove, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Kelda and no-one else in connection with the Proposals and will not be responsible to anyone other than Kelda for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Saltaire Water may purchase Shares otherwise than under the Proposals, such as in the open market or privately negotiated purchases. Such purchases may be made either directly or through a broker and such purchases shall comply with the applicable laws of England, as well as the rules of the United Kingdom Listing Authority, the London Stock Exchange and the City Code. Information about such purchases will be available from a Regulatory Information Service.

The Loan Notes to be issued in connection with the Proposals have not been, nor will they be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States of America and will not be listed on any stock exchange. Further, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States of America, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States of

America, Canada, Australia or Japan. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined that this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Notice to US Investors in Kelda

The Proposals relate to the shares of a UK company, are subject to UK disclosure requirements (which are different from those of the US) and are proposed to be made by means of two schemes of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in the UK and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Saltaire Water exercises its right to implement the Proposals by way of a takeover offer, the takeover offer will be made in compliance with applicable US laws and regulations.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Proposals; (b) passed upon the merits or fairness of the Proposals; or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offence in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Kelda, all "dealings" in any "relevant securities" of Kelda (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Ordinary Scheme lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or, if Saltaire Water elects to effect the Ordinary Scheme Proposals by way of a takeover offer, until the date on which any such offer for the ordinary share capital of Kelda becomes or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Kelda by Saltaire Water or Kelda, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END

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Company	Kelda Group PLC
TIDM	KEL
Headline	Court Confirmation
Released	11:29 07-Feb-08
Number	5084N

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

7 February 2008

Recommended Proposals for the acquisition of Kelda Group plc ("Kelda") by Saltaire Water Limited ("Saltaire Water")

Court confirmation of Capital Reductions

The Board of Saltaire Water and the Board of Kelda are pleased to announce that on 7 February 2008 the Court confirmed the Capital Reductions to effect the recommended Proposals by which all of the issued and to be issued share capital of Kelda will be acquired by Saltaire Water.

The Schemes are expected to become effective on 8 February 2008. An application has been made to the UK Listing Authority requesting the cancellation of the listing of both Kelda Ordinary Shares and B Shares on the Official List as well as trading of Kelda Ordinary Shares and B Shares on the London Stock Exchange. Cancellation is expected to take place at 8.00 a.m. on 8 February 2008 for the B Shares and at 8.00 a.m. on 12 February 2008 for the Ordinary Shares.

The cash consideration, and the issue of the certificates in respect of the Loan Notes under the Loan Note Alternative, are expected to be dispatched on or prior to 22 February 2008.

Capitalised terms used in this announcement but not defined herein shall have the meaning given to them in the Scheme Document dated 20 December 2007.

Enquiries:

Citi (Joint Financial Adviser and Corporate Broker to Saltaire Water) **020 7986 4000**
Simon Lindsay
Grant Kernaghan
David James (Corporate Broking)

Lexicon Partners (Joint Financial Adviser to Saltaire Water) **020 7653 6000**
Read Gomm
Hichem Zebidi
Nico Master

HSBC (Joint Financial Adviser to Saltaire Water) **020 7991 8888**
Neil Goldie-Scot

Financial Dynamics (PR Adviser to Saltaire Water) **020 7831 3113**
Andrew Dowler
Richard Mountain
Marc Cohen

Kelda Group plc **01274 600 111**
Kevin Whiteman
Martin Towers

Greenhill & Co. (Joint Financial Adviser to Kelda) **020 7198 7400**
James Lupton

thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States of America, Canada, Australia or Japan. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined that this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Notice to US Investors in Kelda

The Proposals relate to the shares of a UK company, are subject to UK disclosure requirements (which are different from those of the US) and are proposed to be made by means of two schemes of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in the UK and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Saltaire Water exercises its right to implement the Proposals by way of a takeover offer, the takeover offer will be made in compliance with applicable US laws and regulations.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Proposals; (b) passed upon the merits or fairness of the Proposals; or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offence in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Kelda, all "dealings" in any "relevant securities" of Kelda (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Ordinary Scheme lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or, if Saltaire Water elects to effect the Ordinary Scheme Proposals by way of a takeover offer, until the date on which any such offer for the ordinary share capital of Kelda becomes or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Kelda by Saltaire Water or Kelda, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

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Company	Official List
TIDM	OLS
Headline	Suspension of Listing
Released	07:30 07-Feb-08
Number	4695N

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST

7/02/2008 7:30 AM

TEMPORARY SUSPENSION

Kelda Group PLC

The Financial Services Authority ("the FSA") temporarily suspends the securities set out below from the Official List effective from 7/02/2008 7:30 AM at the request of the company:

Ordinary Shares of 20 2/9p each fully paid	(GB00B1KQN728)
Non-Cumulative Preference Shares of 1p each fully paid (Interim)	(GB00B1L0L240)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	17:47 04-Feb-08
Number	PRNUK-0402

NOTIFICATION OF INTEREST OF DIRECTORS AT KELDA GROUP plc

Kelda Group plc ('Kelda') has been notified today that Kelda Group Employees' Trustees Limited ('the Trustee') the trustee of an employee benefit trust established by Kelda in 1996, today, allocated the following number of ordinary shares to directors of Kelda under a long term incentive plan ('the Plan') established by Kelda pursuant to the rules of the Plan. The allocation of shares is made pursuant to conditional awards of shares granted to those directors on 2 June 2005, 13 June 2006, 7 June 2007 & 27 September 2007.

Martin Towers 17,809 Ordinary Shares

Kevin Whiteman 36,700 Ordinary Shares

The Trustee is holding the shares as nominee for the directors. These shares will be cancelled under a scheme of arrangement which was today sanctioned by the Court. Once they have been cancelled the Trustees will, as soon as practical, distribute the net proceeds due to the directors after deducting any amounts on account of income tax and National Insurance contributions.

All employees of Kelda (including executive directors) are potential beneficiaries of the employee benefit trust and as such, are deemed by the Companies Act 1985 to be interested in all of the shares held in the Trust.

For further information contact:-

Stuart McFarlane

Group Company Secretary

Tel:- 01274 804109

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RECEIVED
2008 MAR -7 A 11:03

Company	Kelda Group PLC
TIDM	KEL
Headline	Scheme of arrangement
Released	11:53 04-Feb-08
Number	2106N

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

4 February 2008

Recommended Proposals for the acquisition of Kelda Group plc ("Kelda") by Saltaire Water Limited ("Saltaire Water")

Court Sanction of the Schemes of Arrangement

The Board of Saltaire Water and the Board of Kelda are pleased to announce that on 4 February 2008 the Court sanctioned the Schemes to effect the recommended Proposals by which all of the issued and to be issued share capital of Kelda will be acquired by Saltaire Water.

In order for the Schemes to become effective in accordance with their terms, the Court must now confirm the Capital Reductions at a Court hearing which is scheduled to take place on 7 February 2008.

The Schemes are expected to become effective on 8 February 2008. An application has been made to the UK Listing Authority requesting the cancellation of the listing of both Kelda Ordinary Shares and B Shares on the Official List as well as trading of Kelda Ordinary Shares and B Shares on the London Stock Exchange. Cancellation is expected to take place at 8.00 a.m. on 8 February 2008 for the B Shares and at 8.00 a.m. on 12 February 2008 for the Ordinary Shares.

Kelda confirms that validly received elections for Loan Notes exceed the minimum threshold of £5 million in aggregate nominal value of all Loan Notes to be issued as set out in the Scheme Document.

The cash consideration, and the issue of the certificates in respect of the Loan Notes under the Loan Note Alternative, are expected to be dispatched on or prior to 22 February 2008.

Capitalised terms used in this announcement but not defined herein shall have the meaning given to them in the Scheme Document dated 20 December 2007.

Enquiries:

Citi (Joint Financial Adviser and Corporate Broker to Saltaire Water) **020 7986 4000**
Simon Lindsay
Grant Kernaghan
David James (Corporate Broking)

Lexicon Partners (Joint Financial Adviser to Saltaire Water) **020 7653 6000**
Read Gomm
Hichem Zebidi
Nico Master

HSBC (Joint Financial Adviser to Saltaire Water) **020 7991 8888**
Neil Goldie-Scot

Financial Dynamics (PR Adviser to Saltaire Water) **020 7831 3113**
Andrew Dowler
Richard Mountain
Marc Cohen

Kelda Group plc **01274 600 111**
Kevin Whiteman
Martin Towers

Greenhill & Co. (Joint Financial Adviser to Kelda) **020 7198 7400**
James Lupton
Richard Morse
Charles Barlow

Merrill Lynch (Joint Financial Adviser to Kelda) **020 7628 1000**
Richard Taylor
Karl Lim
Elliot Richmond

JPMorgan Cazenove (Corporate Broker to Kelda) **020 7588 2828**
John Paynter
Robert Constant

Tulchan (PR Adviser to Kelda) **020 7353 4200**
Peter Hewer
Dominic Fry

If Kelda Shareholders have any questions relating to the Proposals, please telephone Capita Registrars on the Shareholder helpline on 0871 664 0435 (or, if calling from outside the UK, on +44 20 8639 3317) in each case between 9.00 a.m. and 5.00 p.m. Monday to Friday (except UK public holidays). Calls to the 0871 664 0435 number cost 10 pence per minute (including VAT) plus your service provider's network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. Capita Registrars cannot provide advice on the merits of the Proposals nor give any financial, legal or tax advice.

This announcement is not intended to and does not constitute an offer or invitation to sell or purchase any securities or the solicitation of an offer to buy any securities pursuant to the Proposals or otherwise. The Proposals are made solely by means of the Scheme Document, which contains the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Shareholders are advised to read the formal documentation in relation to the Proposals carefully.

Citi, Lexicon Partners and HSBC, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Saltaire Water and no-one else in connection with the Proposals and will not be responsible to anyone other than Saltaire Water for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

Greenhill & Co., Merrill Lynch and JPMorgan Cazenove, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Kelda and no-one else in connection with the Proposals and will not be responsible to anyone other than Kelda for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe any applicable requirements. This announcement has been prepared for the purposes of complying .with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Saltaire Water may purchase Shares otherwise than under the Proposals, such as in the open market or privately negotiated purchases. Such purchases may be made either directly or through a broker and such purchases shall comply with the applicable laws of England, as well as the rules of the United Kingdom Listing Authority, the London Stock Exchange and the City Code. Information about such purchases will be available from a Regulatory Information Service.

The Loan Notes to be issued in connection with the Proposals have not been, nor will they be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States of America and will not be listed on any stock exchange. Further, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, no prospectus has been lodged with, or

registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States of America, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States of America, Canada, Australia or Japan. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined that this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Notice to US Investors in Kelda

The Proposals relate to the shares of a UK company, are subject to UK disclosure requirements (which are different from those of the US) and are proposed to be made by means of two schemes of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in the UK and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Saltaire Water exercises its right to implement the Proposals by way of a takeover offer, the takeover offer will be made in compliance with applicable US laws and regulations.

Neither the SEC nor any securities commission of any state of the United States has (a) approved or disapproved of the Proposals; (b) passed upon the merits or fairness of the Proposals; or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offence in the United States.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Kelda, all "dealings" in any "relevant securities" of Kelda (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Ordinary Scheme lapses or is otherwise withdrawn or on which the "offer period" otherwise ends (or, if Saltaire Water elects to effect the Ordinary Scheme Proposals by way of a takeover offer, until the date on which any such offer for the ordinary share capital of Kelda becomes or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Kelda by Saltaire Water or Kelda, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

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